UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

UpHealth, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

91532B200
(CUSIP Number)

February 28, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	91532B200

1.	NAME OF REPORTING PERSONS

Riva Ridge Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,280,771

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,280,771

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,771

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

* Based on a total of 15,054,431 shares of Common Stock, $0.0001 par value outstanding as of December 28, 2022, as set forth in the Issuer’s Form 10-Q filed on December 29, 2022 and 1,276,314 additional shares of Common Stock, $0.0001 par value issuable upon the conversion of bonds.

CUSIP No	91532B200

1.	NAME OF REPORTING PERSONS
Riva Ridge Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

995,057

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

995,057

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

995,057

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

* Based on a total of 15,054,431 shares of Common Stock, $0.0001 par value outstanding as of December 28, 2022, as set forth in the Issuer’s Form 10-Q filed on December 29, 2022 and 990,599 additional shares of Common Stock, $0.0001 par value issuable upon the conversion of bonds.

CUSIP No	91532B200

1.	NAME OF REPORTING PERSONS

Riva Ridge GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,280,771

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,280,771

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,771

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Based on a total of 15,054,431 shares of Common Stock, $0.0001 par value outstanding as of December 28, 2022, as set forth in the Issuer’s Form 10-Q filed on December 29, 2022 and 1,276,314 additional shares of Common Stock, $0.0001 par value issuable upon the conversion of bonds.

CUSIP No	91532B200

1.	NAME OF REPORTING PERSONS

Stephen Golden

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,280,771

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,280,771

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,771

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

* Based on a total of 15,054,431 shares of Common Stock, $0.0001 par value outstanding as of December 28, 2022, as set forth in the Issuer’s Form 10-Q filed on December 29, 2022 and 1,276,314 additional shares of Common Stock, $0.0001 par value issuable upon the conversion of bonds.

CUSIP No	91532B200

1.	NAME OF REPORTING PERSONS

James Shim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,280,771

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,280,771

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,771

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

* Based on a total of 15,054,431 shares of Common Stock, $0.0001 par value outstanding as of December 28, 2022, as set forth in the Issuer’s Form 10-Q filed on December 29, 2022 and 1,276,314 additional shares of Common Stock, $0.0001 par value issuable upon the conversion of bonds.

CUSIP No	91532B200

Item 1.	(a).	Name of Issuer:

UpHealth, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

1400 S. Military Trail Suite 203 Delray Beach, Florida 33484 United States of America

Item 2.	(a).	Name of Person Filing:

Riva Ridge Capital Management LP Riva Ridge Master Fund, Ltd. Riva Ridge GP LLC Stephen Golden James Shim

	(b).	Address of Principal Business Office, or if None, Residence:

Riva Ridge Capital Management LP

55 Fifth Avenue, 18th Floor

New York, New York 10003

United States of America

Riva Ridge Master Fund, Ltd.

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town, Grand Cayman KY1-9008

Cayman Island

Riva Ridge GP LLC

55 Fifth Avenue, 18th Floor

New York, New York 10003

United States of America

Stephen Golden

c/o Riva Ridge Capital Management LP

55 Fifth Avenue, 18th Floor

New York, New York 10003

United States of America

James Shim

c/o Riva Ridge Capital Management LP

55 Fifth Avenue, 18th Floor

New York, New York 10003

United States of America

	(c)	Citizenship:

Riva Ridge Capital Management LP – Delaware Riva Ridge Master Fund, Ltd. – Cayman Islands Riva Ridge GP LLC – Delaware Stephen Golden – United States of America James Shim – United States of America

	(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

	(e).	CUSIP Number:

91532B200

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Riva Ridge Capital Management LP – 1,280,771 Riva Ridge Master Fund, Ltd. – 995,057 Riva Ridge GP LLC – 1,280,771 Stephen Golden – 1,280,771 James Shim – 1,280,771

	(b)	Percent of class:

Riva Ridge Capital Management LP – 7.8% Riva Ridge Master Fund, Ltd. – 6.2% Riva Ridge GP LLC – 7.8% Stephen Golden – 7.8% James Shim – 7.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
Riva Ridge Capital Management LP – 0 Riva Ridge Master Fund, Ltd. – 0 Riva Ridge GP LLC – 0 Stephen Golden – 0 James Shim – 0
	(ii)	Shared power to vote or to direct the vote
Riva Ridge Capital Management LP – 1,280,771 Riva Ridge Master Fund, Ltd. – 995,057 Riva Ridge GP LLC – 1,280,771 Stephen Golden – 1,280,771 James Shim – 1,280,771
	(iii)	Sole power to dispose or to direct the disposition of
Riva Ridge Capital Management LP – 0 Riva Ridge Master Fund, Ltd. – 0 Riva Ridge GP LLC – 0 Stephen Golden – 0 James Shim – 0
	(iv)	Shared power to dispose or to direct the disposition of
Riva Ridge Capital Management LP – 1,280,771 Riva Ridge Master Fund, Ltd. – 995,057 Riva Ridge GP LLC – 1,280,771 Stephen Golden – 1,280,771 James Shim – 1,280,771

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The securities reported in this Schedule 13G that are beneficially owned by Riva Ridge Capital Management LP are directly owned by advisory clients of Riva Ridge Capital Management LP. Other than the reporting persons listed herein, none of such persons individually own more than 5% of the issuer's outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2023
(Date)

Riva Ridge Capital Management LP* By: Riva Ridge GP LLC

By: /s/ Stephen Golden
Stephen Golden
Managing Member

Riva Ridge Master Fund, Ltd.*

By: /s/ Stephen Golden
Stephen Golden
Director Riva Ridge GP LLC*
By: /s/ Stephen Golden Stephen Golden Managing Member By: /s/ Stephen Golden* Stephen Golden

/s/ James Shim*
James Shim

* This Reporting Person disclaims beneficial ownership in the Common Stock, $0.0001 par value, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment No. dated March 8, 2023 relating to the Common Stock, $0.0001 par value of UpHealth, Inc. shall be filed on behalf of the undersigned.

Riva Ridge Capital Management LP By: Riva Ridge GP LLC

By: /s/ Stephen Golden
Stephen Golden
Managing Member

Riva Ridge Master Fund, Ltd.

By: /s/ Stephen Golden
Stephen Golden
Director Riva Ridge GP LLC By: /s/ Stephen Golden Stephen Golden Managing Member By: /s/ Stephen Golden Stephen Golden

/s/ James Shim
James Shim